SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

    United American Healthcare Corporation

(Name of Issuer)

    Common Stock, Par Value $0.001

(Title of Class of Securities)

    90934C105

(CUSIP Number)

    Eric M. Fogel, Esq.

Schuyler, Roche & Crisham, P.C.

130 East Randolph Street

Chicago, Illinois 60601

(312) 565-2400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

    November 13, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 90934C105
1	NAMES OF REPORTING PERSONS / JOHN M. FIFE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 329,674
	8	SHARED VOTING POWER 838,833
	9	SOLE DISPOSITIVE POWER 329,674
	10	SHARED DISPOSITIVE POWER 838,833
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 838,833
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.31%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

SCHEDULE 13D

CUSIP No. 90934C105
1	NAMES OF REPORTING PERSONS / ILIAD RESEARCH AND TRADING, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 509,159
	8	SHARED VOTING POWER 838,833
	9	SOLE DISPOSITIVE POWER 509,159
	10	SHARED DISPOSITIVE POWER 838,833
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 838,833
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.31%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

SCHEDULE 13D

CUSIP No. 90934C105
1	NAMES OF REPORTING PERSONS / ILIAD MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 838,833
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 838,833
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 838,833
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.31%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

SCHEDULE 13D

CUSIP No. 90934C105
1	NAMES OF REPORTING PERSONS / FIFE TRADING, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ILLINOIS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 838,833
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 838,833
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 838,833
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.31%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

Item 1.	Security and Issuer

This statement relates to the Common Stock, par value $0.001 (the “Shares”), issued by United American Healthcare Corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 18701 S. Figueroa Street, Gardena, CA 90248.

Item 2.	Identity and Background

The person filing this statement is 1) Mr. John M. Fife (“Fife”), of Chicago, Illinois and a U.S. citizen, who is a professional investor; 2) Iliad Research and Trading, L.P., a Delaware limited partnership (“Iliad”), which is engaged in the investment management business for the proprietary account of Mr. John M. Fife; 3) Iliad Management, LLC, a Delaware limited liability company (“Iliad Management”), which is the general partner of Iliad and manages the affairs of Iliad; and 4) Fife Trading, Inc., an Illinois corporation (“Fife Trading”), which is the manager of Iliad Management (Fife, Iliad, Iliad Management and Fife Trading are collectively referred to herein as the “Reporting Persons”). The address of all the Reporting Persons is: 303 East Wacker Drive, Suite 311, Chicago, Illinois 60601.

Each of Iliad and Fife Trading is in the business of investing in securities. Iliad Management is engaged in the business of serving as the manager of Iliad.

Mr. Fife is President of CVM, Inc., which is the manager of Chicago Venture Management, LLC. Chicago Venture Management, LLC is the general partner of Chicago Venture Partners, L.P., a private equity fund based in Chicago, Illinois. Mr. Fife has served as the President of CVM, Inc. since 1998. Mr. Fife is also the Chairman of Typenex Medical, LLC, the Chairman of Pulse Systems, LLC and a board member of Strategix Performance, Inc., all of which are portfolio companies of Chicago Venture Partners, L.P.

Mr. Fife is also the President of Utah Resources International, Inc., a Utah-based real estate and oil & gas investment company. Mr. Fife has served in that position since 1996. Mr. Fife is also the President of Property Tax Assessor Records Corp. He has served in that position since 1992.

Since March of 1997, Mr. Fife has served as the President, Chairman and sole shareholder of Fife Trading, Inc., which is engaged in the investment management business for the proprietary account of Mr. Fife. Mr. Fife is also the sole member of Iliad Management. All of the monies to purchase the Shares are from Mr. Fife’s proprietary accounts.

Except as noted on Schedule A attached hereto, none of the Reporting Persons nor any manager or executive officer of the Reporting Persons, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Persons hold, in the aggregate, 838,833 Shares. The aggregate purchase price of the Shares purchased by the Reporting Persons was $785,559.32 (including commissions). The source of funding for the purchase of these Shares was the personal funds of Mr. Fife.

Item 4.	Purpose of Transaction

The Reporting Persons purchased the Shares because the Reporting Persons believe that the Shares are undervalued and represent an attractive opportunity.

The Reporting Persons from time to time may seek to have discussions with the Issuer or other shareholders to discuss general business issues relating to the Issuer as well as concerns relating to shareholder value.

The Reporting Persons may seek to influence the Issuer regarding courses of action that the Reporting Persons may suggest are in the Issuer’s best interest and which, in the Reporting Persons’ opinion, would enhance shareholder value. These ideas may include, among other things, liquidation, a cash dividend, stock repurchase program, or a merger with another company. In addition, Mr. Fife or his designee or designees might place his or their names into nomination for election to the Issuer’s Board of Directors.

The Reporting Persons may, from time to time and at any time, acquire additional Shares and/or other equity, debt or other securities of the Issuer (collectively, “Securities”) in the open market, in private transactions, or otherwise, and reserves the right to dispose of any or all of his Securities in the open market, in private transactions, or otherwise, engage in short selling, and to engage in any hedging or similar transactions with respect to his Securities.

Item 5.	Interest in Securities of the Issuer

(a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 838,833 Shares, representing approximately 10.31% of the Issuer’s outstanding Shares (based upon the 8,137,903 Shares stated to be outstanding as of November 10, 2009, by the Issuer in Issuer’s Form 10-Q for the quarter ended September 30, 2009 filed with the Securities and Exchange Commission on November 16, 2009).

(b) Mr. Fife has sole voting power and sole dispositive power with regard to 329,674 Shares. Iliad has sole voting and sole dispositive power with regard to 509,159 Shares. All Reporting Persons have shared voting power and shared dispositive power with regard to 838,833 Shares.

(c) The following table sets forth all transactions with respect to Shares effected during the past sixty (60) days by the Reporting Persons. All such transactions were purchases of Shares effected in the open market, and the table includes commissions paid in per share prices.

Name of Reporting Person	Date of Transaction	No. of Shares Purchased	Purchase Price per Share (U.S.$)
FIFE
	10/1/2009	15500	0.944
	10/2/2009	500	0.94
	10/2/2009	1000	0.93
	10/5/2009	1700	0.93
	10/6/2009	1500	0.89
	10/7/2009	2000	0.915
	10/8/2009	112200	0.91
	10/8/2009	100	0.92
	10/12/2009	13466	0.92
	10/13/2009	1000	0.92
	10/14/2009	24100	0.93774
	10/14/2009	2100	0.93
	10/15/2009	25935	0.92
	10/15/2009	5700	0.92
	10/16/2009	5000	0.91
	10/16/2009	20100	0.92
	10/20/2009	3400	0.93
	10/21/2009	7400	0.95114
	10/21/2009	1100	0.96
	10/22/2009	200	0.9511
	10/22/2009	100	0.95
	10/23/2009	12100	0.89
	10/27/2009	4900	0.94
	10/27/2009	2573	0.93
	10/28/2009	5900	0.95
	10/28/2009	1000	0.94
	10/28/2009	800	0.95
	10/29/2009	1100	0.921
	10/30/2009	7000	0.9499
	11/3/2009	700	0.95
	11/4/2009	900	0.95
	11/13/2009	23600	0.95
	11/16/2009	6200	0.95
	11/17/2009	10000	0.91
	11/17/2009	8000	0.94
	11/20/2009	800	0.95

ILIAD RESEARCH AND TRADING, L.P.	10/1/2009	10000	0.94
	10/23/2009	1300	0.956
	10/28/2009	8000	0.95
	10/29/2009	16900	0.92227
	10/30/2009	1000	0.95
	11/2/2009	6400	0.95119
	11/3/2009	700	0.95
	11/4/2009	13800	0.95171
	11/13/2009	302407	0.95
	11/16/2009	60542	0.95
	11/17/2009	58100	0.91628
	11/18/2009	1600	0.93
	11/19/2009	6610	0.93
	11/20/2009	21800	0.948211

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to of the Issuer

Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the person named in Item 2 and any person with respect to any Shares or other securities of the Issuer, including but not limited to transfer or voting of any of the Shares, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits

1. Joint Filing Agreement of the Reporting Persons.

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

November 23, 2009

/S/ JOHN M. FIFE
Name:	John M. Fife

Iliad Research and Trading, L.P.

By:	Iliad Management, LLC, its general partner
By:	Fife Trading, Inc., its manager

By:	/S/ JOHN M. FIFE
Name:	John M. Fife
Title:	Authorized Signatory

Iliad Management, LLC

By:	Fife Trading, Inc., its manager

By:	/S/ JOHN M. FIFE
Name:	John M. Fife
Title:	Authorized Signatory

Fife Trading, Inc.

By:	/S/ JOHN M. FIFE
Name:	John M. Fife
Title:	Authorized Signatory

SCHEDULE A

On January 18, 2007, the Securities and Exchange Commission filed a complaint that Fife and Clarion Management, LLC (“Clarion”) engaged in a scheme in 2002 and 2003 to purchase variable annuity contracts issued by an insurance company in order to engage in market timing for the benefit of a Clarion affiliate. Fife and Clarion consented to the entry of the final judgment, without admitting or denying the allegation in the Commission’s complaint. On August 9, 2007, the U.S. District Court for the Northern District of Illinois entered a final judgment against John M. Fife and Clarion that permanently restrained and enjoined them from future violations of Section 10(b) of the Securities Exchange Act of 1934 and Rule 10(b)-5 thereunder and required them to pay disgorgement in the amount of $234,339, plus pre-judgment interest of $60,584; and additionally ordered Fife to pay a civil penalty of $234,399. As part of the settlement of the case, Mr. Fife consented to the entry of an Order barring him from associating with any investment advisor, with a right to re-apply after eighteen months.

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of United American Healthcare Corporation and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 23rd day of November, 2009.

/S/ JOHN M. FIFE
Name:	John M. Fife

Iliad Research and Trading, L.P.

By:	Iliad Management, LLC, its general partner
By:	Fife Trading, Inc., its manager

By:	/S/ JOHN M. FIFE
Name:	John M. Fife
Title:	Authorized Signatory

Iliad Management, LLC

By:	Fife Trading, Inc., its manager

By:	/S/ JOHN M. FIFE
Name:	John M. Fife
Title:	Authorized Signatory

Fife Trading, Inc.

By:	/S/ JOHN M. FIFE
Name:	John M. Fife
Title:	Authorized Signatory